UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2026

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated February 17, 2026 announcing results for the quarter and year ended December 31, 2025
●	Fourth quarter and full year 2025 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2026
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Fourth Quarter and Full Year 2025 Financial Results

Fourth Quarter and Full Year Highlights

●	EU ferroalloy safeguard measures implemented in November are reducing import pressure and supporting improving market conditions in Europe
●	Positive momentum in U.S. silicon metal trade case, with encouraging preliminary antidumping and countervailing duty determinations
●	Reporting fourth quarter adjusted EBITDA of $14.6 million
●	New 10-year French energy contract reduces cost volatility and increases flexibility
●	Ended the year with total cash of $123.0 million and net debt of $29.8 million, reflecting a strong balance sheet to support growth
●	Announcing a 7% increase in the quarterly dividend to $0.015 per share, payable on March 30

LONDON, February 17, 2026 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the fourth quarter and full year 2025.

Financial Highlights

			%		%			%
($ in millions, except EPS)	Q4 2025	Q3 2025	Q/Q	Q4 2024	Y/Y	YTD 2025	YTD 2024	Y/Y

Sales	$329.4	$311.7	5.7%	$367.5	(10.4)%	$1,335.1	$1,643.9	(18.8)%
Net (loss) income attributable to the parent	$(81.0)	$(12.8)	(531.9)%	$(28.1)	(187.7)%	$(170.7)	$23.5	(825.2)%
Adj. EBITDA	$14.6	$18.3	(20.1)%	$9.8	48.2%	$27.6	$153.8	(82.0)%
Adjusted diluted EPS	$(0.06)	$(0.02)	(163.6)%	$0.03	(344.5)%	$(0.39)	$0.28	(237.9)%
Operating cash flow	$(4.3)	$20.8	(120.6)%	$32.1	(113.4)%	$51.5	$243.3	(78.8)%
Capital expenditures[1]	$14.2	$19.1	(25.7)%	$17.9	(20.7)%	$63.3	$79.2	(20.1)%
Free cash flow[2]	$(18.5)	$1.6	(1234.7)%	$14.1	(230.8)%	$(11.8)	$164.1	(107.2)%
(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “While market conditions remained challenging in the fourth quarter, we are encouraged by the clear progress on trade enforcement that is reshaping the competitive landscape. The strong preliminary decision in the U.S. silicon metal antidumping and countervailing duty case, together with the finalization of EU trade measures, meaningfully strengthen the outlook for 2026. These actions should enable domestic producers to regain market share and support healthier market conditions.

“As a leading domestic producer in both Europe and the U.S., and with a strong balance sheet, disciplined cost control, and a competitive long-term French energy agreement in place, we are optimistic that 2026 will mark a substantial improvement in market conditions and financial performance for Ferroglobe,” concluded Dr. Levi.

Consolidated Sales

In the fourth quarter of 2025, Ferroglobe reported sales of $329.4 million, a 5.7% increase from the prior quarter and a 10.4% decrease from the comparable prior-year period. The sequential improvement was mainly driven by higher sales volumes of silicon-based alloys and manganese-based alloys, partially offset by lower silicon metal volumes and lower pricing of silicon-based alloys and manganese-based alloys. Silicon metal prices remained stable during the quarter. Sales of silicon metal decreased by $2.5 million, while silicon-based alloys and manganese-based alloys increased by $11.2 million and $8.2 million, respectively, compared with the prior quarter.

For the full year 2025, sales were $1,335 million versus $1,644 million in the prior year, a decrease of 18.8%. This decrease was mainly driven by a 40.8% and 1.4% decrease in silicon metal and silicon-based alloys revenue, respectively, partially offset by a 7.5% increase in manganese-based alloys revenues.

Product Category Highlights

Silicon Metal

($,000)	Q4 2025	Q3 2025	% Q/Q	Q4 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	32,634	33,561	(2.8)%	49,797	(34.5)%	147,112	222,762	(34.0)%
Average selling price ($/MT):	2,957	2,950	0.2%	3,240	(8.7)%	2,924	3,262	(10.4)%

Silicon Metal Revenue	96,499	99,005	(2.5)%	161,342	(40.2)%	430,155	726,650	(40.8)%
Silicon Metal Adj.EBITDA	885	11,614	(92.4)%	16,849	(94.7)%	3,573	108,058	(96.7)%
Silicon Metal Adj.EBITDA Margin	0.9%	11.7%		10.4%		0.8%	14.9%

Silicon metal revenue in the fourth quarter was $96.5 million, a decrease of 2.5% from the prior quarter. The average selling price increased 0.2%, driven by higher pricing in the U.S. and South Africa, partially offset by softer pricing in Europe, where demand remained subdued, particularly in the chemical sector. Shipments decreased 2.8% mainly reflecting lower volumes in the U.S., partially offset by higher volumes in EMEA. Adjusted EBITDA decreased to $0.9 million in the fourth quarter, compared with $11.6 million in the prior quarter, primarily due to lower volumes and reduced fixed cost absorption, mainly related to furnace shutdowns in France.

Silicon-Based Alloys

($,000)	Q4 2025	Q3 2025	% Q/Q	Q4 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	51,279	42,968	19.3%	39,417	30.1%	190,159	183,030	3.9%
Average selling price ($/MT):	2,020	2,149	(6.0)%	2,159	(6.4)%	2,095	2,208	(5.1)%

Silicon-based Alloys Revenue	103,584	92,338	12.2%	85,101	21.7%	398,383	404,130	(1.4)%
Silicon-based Alloys Adj.EBITDA	15,503	12,391	25.1%	3,093	401.2%	37,466	30,060	24.6%
Silicon-based Alloys Adj.EBITDA Margin	15.0%	13.4%		3.6%		9.4%	7.4%

Silicon-based alloy revenue in the fourth quarter was $103.6 million, an increase of 12.2% from the prior quarter. The average selling price decreased by 6.0%, primarily due to lower pricing in the U.S. and Europe, partially offset by higher pricing in South Africa. Shipments increased by 19.3% reflecting a broad-based volume improvement across regions, with the strongest increase in EMEA. In Europe, safeguard measures implemented on certain ferroalloy imports began to reduce import pressure and supported order activity late in the quarter. Adjusted EBITDA increased to $15.5 million in the fourth quarter of 2025, up 25.1% compared with $12.4 million in the prior quarter, driven by higher volumes. Adjusted EBITDA margin improved to 15.0% in the fourth quarter, compared with 13.4% in the prior quarter, highlighting the benefits of stronger volume leverage and continued cost discipline.

Manganese-Based Alloys

($,000)	Q4 2025	Q3 2025	% Q/Q	Q4 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	80,778	69,552	16.1%	67,712	19.3%	305,747	275,991	10.8%
Average selling price ($/MT):	1,147	1,214	(5.5)%	1,159	(1.0)%	1,170	1,206	(3.0)%

Manganese-based Alloys Revenue	92,652	84,436	9.7%	78,478	18.1%	357,724	332,845	7.5%
Manganese-based Alloys Adj.EBITDA	8,681	4,391	97.7%	7,091	22.4%	24,292	54,297	(55.3)%
Manganese-based Alloys Adj.EBITDA Margin	9.4%	5.2%		9.0%		6.8%	16.3%

Manganese-based alloy revenue in the fourth quarter was $92.7 million, an increase of 9.7% from the prior quarter. The average selling price decreased by 5.5%, reflecting broadly lower pricing in the U.S. and EMEA. Shipments increased by 16.1% compared to the prior quarter driven by a significant volume increase in Europe. In EMEA, safeguard measures for certain ferroalloy imports began to ease import pressure and supported improved order flows during the quarter. Adjusted EBITDA for the manganese-based alloys portfolio increased to $8.7 million for the fourth quarter, compared with $4.4 million in the prior quarter, driven by higher volumes and improved fixed cost absorption. Adjusted EBITDA margin improved to 9.4% in the fourth quarter, compared with 5.2% in the prior quarter, highlighting stronger operating leverage.

Raw materials and energy consumption for production

Raw materials and energy consumption for production totaled $261.6 million in the fourth quarter of 2025, compared with $180.4 million in the third quarter, representing an increase of 45.0%. As a percentage of sales, these costs rose to 79.4% in the fourth quarter of 2025, up from 57.9% in the prior quarter. The increase in costs as a percentage of sales was primarily driven by temporary production curtailments in France, which reduced fixed-cost absorption and increased unit costs, as well as a $40.2 million fair-value loss related to changes in the valuation of our long-term energy contracts, principally in France. Excluding the impact of power purchase agreements, raw materials and energy consumption for production represented 67.2% of revenue.

For the full year 2025, raw materials and energy consumption for production totaled $933.5 million, representing 69.9% of sales, compared with $1,027.0 million, or 62.5% of sales, in 2024. The increase in costs as a percentage of sales was primarily driven by lower realized pricing, a higher energy cost environment throughout the year, and a $41.9 million fair-value loss related to changes in the valuation of our long-term energy contracts, principally in France. In addition, lower production levels in France reduced fixed-cost absorption, further increasing unit costs.

Net (Loss) Attributable to the Parent

In the fourth quarter of 2025, net loss attributable to the parent was $81.0 million, or $(0.43) per diluted share, compared to a net loss attributable to the parent of $12.8 million, or $(0.07) per diluted share in the prior quarter. The quarterly results reflect lower realized pricing, a $40.2 million fair-value loss related to our long-term French energy contracts, higher underlying energy costs, and the impact of temporary production curtailments in France, which reduced fixed cost absorption, offset by higher shipment volumes in our alloy portfolio, ongoing cost efficiencies and a favorable product mix. The Company reported adjusted diluted earnings per share of $(0.06) for the fourth quarter, compared with adjusted earnings per share of $(0.02) in the prior quarter.

For the full year 2025, net loss attributable to the parent was $170.7 million, or $(0.91) per diluted share, compared to a net profit attributable to the parent of $23.5 million, or $0.12 per diluted share for the full year 2024.

Adjusted EBITDA

Adjusted EBITDA was $14.6 million for the fourth quarter of 2025 compared to $18.3 million for the prior quarter. Adjusted EBITDA was slightly down versus the previous quarter, primarily by higher energy-related costs and lower fixed cost absorption associated with temporary production curtailments, partially offset by stronger volumes and continued cost efficiency initiatives.

For the full year 2025, adjusted EBITDA was $27.6 million, or 2.1% of sales, compared to adjusted EBITDA of $153.8 million, or 9.4% of sales, for the full year 2024. The reduction is largely related to lower realized pricing across the portfolio and a weaker performance in silicon metal, driven by a significant decline in volumes. These impacts were partially offset by higher shipment volumes in manganese-based alloys and silicon-based alloys, supported by improved demand and customer restocking in key steel related end markets.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	Q4 2025	Q3 2025	$	%	Q4 2024	$	Y/Y

Total Cash[1]	$123.0	$121.5	1.5	1.2%	$133.3	(10.3)	(7.7)%
Adjusted Gross Debt[2]	$152.8	$126.7	26.1	20.6%	$94.4	58.4	61.9%
Net (Debt) Cash	$(29.8)	$(5.2)	(24.6)	(473.1)%	$38.9	(68.7)	(176.6)%
Total Working Capital[3]	$427.5	$421.6	5.9	1.4%	$460.8	(33.3)	(7.2)%

(1)	Total cash is comprised of restricted cash and cash and cash equivalents

(2) Adjusted gross debt excludes bank borrowings on our factoring program and the impact of leasing standard IFRS16
(3) Total working capital is comprised of inventories, trade receivables and other receivables minus trade and other payables

Total cash was $123.0 million as of December 31, 2025, up $1.5 million from $121.5 million as of September 30, 2025. Adjusted gross debt increased by $26.1 million to $152.8 million, resulting in net debt of $29.8 million as of December 31, 2025, an increase of $24.6 million from the prior quarter.

During the fourth quarter, cash flows used in operating activities were $4.3 million, and net cash used in investing activities was $13.1 million. Cash provided in financing activities was $18.6 million as a result of principal proceeds from financing facilities in South Africa, France and Spain totaling $28.2 million, net cash proceeds from the sale of short-term commercial paper totaling $3.1 million, partially offset by lease payments of $6.5 million, dividend payments of $2.6 million, interest payments of $2.9 million, and the principal repayments of other financing liabilities of $0.7 million.

For the full year 2025, the Company generated $51.5 million of operating cash flow, used $73.1 million of cash in investing activities and generated $3.4 million in financing activities.

Total working capital was $427.5 million as of December 31, 2025, an increase of $5.9 million from $421.6 million at the end of the prior quarter. The increase in our working capital balance during the quarter was due to a decrease of $79.9 million in trade and other payables and an increase of $7.8 million in trade receivables, partially offset by $63.2 million and $18.5 decrease in inventories and other receivables, respectively.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “Our performance reflects a strong emphasis on financial discipline and balance sheet strength. We generated positive adjusted EBITDA in the fourth quarter, while ending the period with $123 million in total cash and modest net debt. This solid financial position provides the flexibility to manage near-term volatility, invest selectively in growth opportunities, and support our increased dividend as we enter 2026.”

Capital Returns

During the fourth quarter, Ferroglobe did not repurchase shares and paid a quarterly cash dividend of $ 0.014 per share on December 29, 2025. Our next cash dividend of $0.015 per share will be paid on March 30, 2026, to shareholders of record as of March 23, 2026.

Conference Call

Ferroglobe invites all interested persons to participate on our conference call at 8:30 AM, Eastern Time on February 18, 2026. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link
https://register-conf.media-server.com/register/BI51f61f62f70847a4a3a2654906d1f419

Once registered, you will receive the dial-in numbers and a personal PIN required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/73qfjudk

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”,“forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-IFRS financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital, adjusted net profit, adjusted diluted EPS, adjusted gross debt and net cash/(debt), are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Vice President, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Sales	$329,382	$311,698	$367,505	$1,335,121	$1,643,939
Raw materials and energy consumption for production	(261,564)	(180,414)	(250,763)	(933,531)	(1,027,130)
Other operating income	16,450	30,421	18,892	82,835	84,378
Staff costs	(62,542)	(68,861)	(70,241)	(270,649)	(279,864)
Other operating expense	(59,367)	(74,705)	(52,289)	(245,899)	(265,182)
Depreciation and amortization	(29,177)	(19,953)	(19,020)	(84,951)	(75,463)
Impairment (loss)	(17,743)	(12)	(43,052)	(17,488)	(43,052)
Other gain (loss)	48	(177)	(571)	1,105	555
Operating (loss) profit	(84,513)	(2,003)	(49,539)	(133,457)	38,181
Finance income	801	830	3,533	3,474	7,248
Finance costs	(7,365)	(4,084)	(3,089)	(20,775)	(21,942)
Exchange differences	2,132	555	15,167	(23,886)	13,565
(Loss) profit before tax	(88,945)	(4,702)	(33,928)	(174,644)	37,052
Income tax benefit/(expense)	2,936	(8,566)	4,376	(2,468)	(16,252)
Total (loss) profit for the period	(86,009)	(13,268)	(29,552)	(177,112)	20,800

(Loss) profit attributable to the parent	$(80,953)	$(12,812)	$(28,134)	$(170,700)	$23,538
(Loss) attributable to non-controlling interest	(5,056)	(456)	(1,418)	(6,412)	(2,738)

EBITDA	$(53,204)	$18,505	$(15,352)	$(72,392)	$127,209
Adjusted EBITDA	$14,590	$18,267	$9,845	$27,616	$153,800

Weighted average number of shares outstanding
Basic	188,291	188,075	188,072	188,361	188,145
Diluted	188,291	188,075	188,072	188,361	188,809

(Loss) profit per ordinary share
Basic	$(0.43)	$(0.07)	$(0.15)	$(0.91)	$0.13
Diluted	$(0.43)	$(0.07)	$(0.15)	$(0.91)	$0.12

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of December 31,	As of September 30,	As of December 31,
	2025	2025	2024
ASSETS
Non-current assets
Goodwill	$12,472	$14,219	$14,219
Intangible assets	132,682	128,024	103,095
Property, plant and equipment	486,678	521,219	487,196
Other financial assets	26,717	28,529	19,744
Deferred tax assets	5,469	5,716	6,580
Receivables from related parties	1,763	1,761	1,558
Other non-current assets	21,436	21,413	22,451
Total non-current assets	687,217	720,881	654,843
Current assets
Inventories	306,160	369,392	347,139
Trade receivables	191,536	183,777	188,816
Other receivables	74,665	93,180	83,103
Current income tax assets	5,564	4,943	7,692
Other financial assets	11,104	12,520	5,569
Other current assets	21,716	35,208	52,014
Restricted cash and cash equivalents	175	186	298
Cash and cash equivalents	122,812	121,290	132,973
Total current assets	733,732	820,496	817,604
Total assets	$1,420,949	$1,541,377	$1,472,447

EQUITY AND LIABILITIES
Equity	$692,257	$786,811	$834,245
Non-current liabilities
Deferred income	26,394	33,100	8,014
Provisions	30,487	31,020	24,384
Provision for pensions	28,903	30,827	27,618
Bank borrowings	60,136	52,412	13,911
Lease liabilities	57,429	65,593	56,585
Other financial liabilities	67,233	27,956	25,688
Other non-current liabilities	345	194	13,759
Deferred tax liabilities	16,474	18,061	19,629
Total non-current liabilities	287,401	259,163	189,588
Current liabilities
Provisions	87,308	76,384	83,132
Provision for pensions	186	174	168
Bank borrowings	79,876	58,386	43,251
Lease liabilities	12,254	13,648	12,867
Debt instruments	26,014	22,784	10,135
Other financial liabilities	11,408	9,313	48,117
Payables to related parties	2,577	1,175	2,664
Trade and other payables	144,853	224,778	158,251
Current income tax liabilities	970	1,515	10,623
Other current liabilities	75,845	87,246	79,406
Total current liabilities	441,291	495,403	448,614
Total equity and liabilities	$1,420,949	$1,541,377	$1,472,447

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash flows from operating activities:
(Loss) profit for the period	$(86,009)	$(13,268)	$(29,552)	$(177,112)	$20,800
Adjustments to reconcile net (loss) profit to net cash (used) provided by operating activities:
Income tax (benefit)/expense	(2,936)	8,566	(4,376)	2,468	16,252
Depreciation and amortization	29,177	19,953	19,020	84,951	75,463
Finance income	(801)	(830)	(3,533)	(3,474)	(7,248)
Finance costs	7,365	4,084	3,089	20,775	21,942
Exchange differences	(2,132)	(555)	(15,167)	23,886	(13,565)
Impairment loss (gain)	17,743	12	43,052	17,488	43,052
Share-based compensation	(92)	(82)	1,587	1,814	4,924
Other (gain) loss	(48)	177	571	(1,105)	(555)
Changes in operating assets and liabilities
Decrease (increase) in inventories	59,903	(44,640)	23,146	43,759	47
(Increase) decrease in trade receivables	(7,015)	37,055	31,756	13,414	22,765
Decrease (increase) in other receivables	18,816	25,770	(12,885)	19,029	770
(Increase) decrease in energy receivable	(418)	6,734	(5,735)	31,041	131,959
(Decrease) increase in trade payables	(79,548)	(1,628)	(19,039)	(28,682)	(17,255)
Other changes in operating assets and liabilities	40,233	(20,415)	4,936	13,541	(40,294)
Income taxes refunded (paid)	1,477	(170)	(4,776)	(10,329)	(15,799)
Net cash (used in) provided by operating activities:	(4,285)	20,763	32,094	51,464	243,258
Cash flows from investing activities:
Interest and finance income received	991	720	692	3,556	2,799
Payments due to investments:
Intangible assets	(377)	(459)	(855)	(1,556)	(3,024)
Property, plant and equipment	(13,845)	(18,673)	(17,090)	(61,703)	(76,165)
Other financial assets	—	—	—	(15,119)	(3,000)
Disposals:
Other non-current assets	131	—	—	1,690	—
Receipt of asset-related government grant	—	—	12,453	—	12,453
Net cash used in investing activities	(13,100)	(18,412)	(4,800)	(73,132)	(66,937)
Cash flows from financing activities:
Dividends paid	(2,616)	(2,611)	(2,436)	(10,451)	(9,758)
Payment for debt and equity issuance costs	(99)	(7)	(6)	(205)	(6)
Repayment of debt instruments	(11,644)	(4,585)	—	(35,760)	(147,624)
Proceeds from debt issuance	14,800	15,028	10,255	50,244	10,255
Increase/(decrease) in bank borrowings:
Borrowings	154,871	103,868	122,809	522,270	509,186
Payments	(126,663)	(121,192)	(137,650)	(446,041)	(495,726)
Payments for lease liabilities	(6,505)	(3,408)	(4,511)	(16,185)	(16,201)
(Repayments of)/payments from other financing liabilities	(669)	(626)	6,054	(44,748)	6,054
Other (payments) proceeds from financing activities	—	—	(411)	1,581	(3,068)
Payments to acquire own shares	—	—	(1,936)	(4,691)	(2,428)
Interest paid	(2,882)	(2,232)	(2,029)	(12,550)	(26,192)
Net cash provided by/ (used in) financing activities	18,593	(15,765)	(9,861)	3,464	(175,508)
Total net increase (decrease) in cash and cash equivalents	1,208	(13,414)	17,433	(18,204)	813
Beginning balance of cash and cash equivalents	121,477	135,547	120,810	133,271	137,649
Foreign exchange gains (losses) on cash and cash equivalents	302	(657)	(4,972)	7,920	(5,191)
Ending balance of cash and cash equivalents	$122,987	$121,476	$133,271	$122,987	$133,271
Restricted cash and cash equivalents	175	186	298	175	298
Cash and cash equivalents	122,812	121,290	132,973	122,812	132,973
Ending balance of cash and cash equivalents	$122,987	$121,476	$133,271	$122,987	$133,271

Adjusted EBITDA ($,000):

	Q4´25	Q3´25	Q4´24	YTD´25	YTD´24
(Loss) profit attributable to the parent	$(80,953)	$(12,812)	$(28,134)	$(170,700)	$23,538
(Loss) attributable to non-controlling interest	(5,056)	(456)	(1,418)	(6,412)	(2,738)
Income tax (benefit) expense	(2,936)	8,566	(4,376)	2,468	16,252
Finance income	(801)	(830)	(3,533)	(3,474)	(7,248)
Finance costs	7,365	4,084	3,089	20,775	21,942
Depreciation and amortization	29,177	19,953	19,020	84,951	75,463
EBITDA	(53,204)	18,505	(15,352)	(72,392)	127,209
Exchange differences	(2,132)	(555)	(15,167)	23,886	(13,565)
Impairment	29,710	12	43,052	29,455	43,052
Restructuring and termination costs	—	—	(2,693)	(1,285)	(7,233)
New strategy implementation	—	—	1,629	682	5,416
Subactivity	—	—	1,457	—	3,164
PPA Energy	40,216	305	(3,081)	41,906	(4,243)
Fines Inventory Adjustment	—	—	—	5,364	—
Adjusted EBITDA	$14,590	$18,267	$9,845	$27,616	$153,800

Adjusted (loss) profit attributable to Ferroglobe ($,000):

	Q4´25	Q3´25	Q4´24	YTD´25	YTD´24
(Loss) Profit attributable to the parent	$(80,953)	$(12,812)	$(28,134)	$(170,700)	$23,538
Tax rate adjustment	21,079	9,836	6,301	49,622	4,592
Impairment	18,286	9	28,671	18,100	28,671
Restructuring and termination costs	—	—	(1,846)	(938)	(4,957)
New strategy implementation	—	—	1,116	498	3,712
Subactivity	—	—	998	—	2,168
PPA Energy	29,358	223	(2,111)	30,591	(2,908)
Fines Inventory Adjustment	—	—	—	3,916	—
Adjusted (loss) profit attributable to the parent	$(12,230)	$(2,745)	$4,996	$(68,912)	$54,815

Adjusted diluted (loss) profit per share:

	Q4´25	Q3´25	Q4´24	YTD´25	YTD´24
Diluted (loss) profit per ordinary share	$(0.43)	$(0.07)	$(0.15)	$(0.91)	$0.12
Tax rate adjustment	0.11	0.05	0.03	0.26	0.02
Impairment	0.10	0.00	0.15	0.10	0.15
Restructuring and termination costs	—	—	(0.01)	(0.00)	(0.03)
New strategy implementation	—	—	0.01	0.00	0.02
Subactivity	—	—	0.01	—	0.01
PPA Energy	0.16	0.00	(0.01)	0.16	(0.02)
Adjusted diluted (loss) profit per ordinary share	$(0.06)	$(0.02)	$0.03	$(0.39)	$0.28

NASDAQ: GSM Fourth Quarter and Full Year 2025 Results February 18, 2026 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and Non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," “should," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, the impacts of the Ukraine-Russia conflict; increases in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production; the outcomes of pending or potential litigation; operating costs, customer losses and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) that may be greater than expected; the retention of certain key employees; the current and anticipated competitive landscape; our ability to adapt products and services to changes in technology or the marketplace; our ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; the availability of raw materials and transportation; costs associated with labor disputes and stoppages; our ability to maintain our liquidity and to generate sufficient cash to service indebtedness; the integration and development of prior and future acquisitions; the availability and cost of maintaining adequate levels of insurance; our ability to protect trade secrets, trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy; exchange rate fluctuations; changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws; compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation); risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets; risks associated with mining operations, metallurgical smelting and other manufacturing activities; our ability to manage price and operational risks including industrial accidents and natural disasters; our ability to acquire or renew permits and approvals; potential losses due to unanticipated cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect our operations; changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities; changes in general economic, business and political conditions, including changes in the financial markets; uncertainties and challenges surrounding the implementation and development of new technologies; risks related to potential cybersecurity breaches; risks related to our capital structure; risks related to our ordinary shares; our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses; our incorporation in the United Kingdom, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and our failure to maintain an effective system of internal control over financial reporting. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt, net cash and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated February 17, 2026 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM FERROGLOBE WELL-POSITIONED TO CAPITALIZE ON IMPROVED MARKET DYNAMICS 3 • EU Safeguard measures already elevating EU ferroalloys markets • Favorable preliminary decisions in the U.S. silicon antidumping/countervailing trade case bode well for 2026 • Successfully navigated a difficult year through discipline and proactive cost control measures • New 10-year French energy contract reduces cost volatility and increases operational flexibility • Increasing 2026 quarterly dividend by 7% to $0.015 per share Key Highlights

NASDAQ: GSM 311.7 329.4 Q3 25 Q4 25 1.6 (18.5) Q3 25 Q4 25 18.3 14.6 Q3 25 Q4 25 Q4 RESULTS BENEFITED FROM IMPROVED FERROALLOYS VOLUMES 4 Shipments (I) (kt) Quarterly revenues ($´m) Quarterly Adj. EBITDA ($´m) Free cash flow ($´m) 146.1 164.7 Q3 25 Q4 25 $(20.1) $(3.7) 18.6 (I) Excludes by-products and other products Note: numbers may not add due to rounding $17.7

NASDAQ: GSM SILICON METAL UPDATE 53,183 62,872 56,910 49,797 36,308 44,610 33,561 32,634 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 CRU SiMe index spot pricing trends (I) ($/mt) SiMe shipment trends Q/Q by region SiMe volume trends (mt) Outlook Other 3% Total 3% N. America 8% Europe 5% 5 • Unabated low-priced Chinese and Angolan imports continue to injure the EU markets • U.S. market conditions remained soft • Trade measures in the U.S. expected to improve market trends in the second half of 2026 (I) Calculated using average monthly prices 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 USA EU

NASDAQ: GSM SILICON BASED ALLOYS UPDATE 51,171 46,953 45,489 39,417 42,864 53,048 42,968 51,279 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 CRU FeSi index spot pricing trends (I) ($/mt) Si-based alloys shipment trends Q/Q by region Si-based alloys volume trends (mt) Outlook Other 28% Total 19% N. America 14% Europe 25% 6 • Strong quarter, with the EU and U.S. posting robust volume increases • EU FeSi index prices increased by 22%, while U.S. indexes declined by 4% during the fourth quarter • Anticipate substantial improvement in market conditions in 2026 (I) Calculated using average monthly prices 1,200 1,400 1,600 1,800 2,000 2,200 2,400 2,600 2,800 3,000 USA EU

NASDAQ: GSM • Strong shipments in Q4 benefited from larger customer base and safeguards • Index prices rose substantially, increasing 16% and 21% for ferromanganese and silicomanganese, respectively • Expecting a robust manganese alloys market in 2026 MANGANESE BASED ALLOYS UPDATE 62,320 81,464 64,495 67,712 67,229 88,188 69,552 80,778 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 CRU EU Mn index spot pricing trends (I) ($/mt) Mn-based alloys shipment trends Q/Q by region Mn-based alloys volume trends (mt) Outlook Other 1% Total 16% N. America 13% Europe 18% 7 (I) Calculated using average monthly prices 800 900 1,000 1,100 1,200 1,300 1,400 1,500 1,600 HC FeMn SiMn

NASDAQ: GSM FINANCE UPDATE

NASDAQ: GSM 18.3 2.3 (3.3) (1.0) (1.7) 14.6 Q3 25 Volume Price Cost HQ & Others Q4 25 RESILIENT Q4 WITH POSITIVE ADJ. EBITDA 9 (in USD million, except EPS) Q4 2025 Q3 2025 Sales $329.4 $311.7 Raw materials & energy for prod. $(221.3)* $(180.1)* Raw materials / sales % 67.2%* 57.8%* Adj. EBITDA $14.6 $18.3 Adj. EBITDA margin % 4.4% 5.9% Adj. diluted EPS $(0.06) $(0.02) Adjusted EBITDA bridge ($´m) * Excluding $40.2 million Q4 2025 and $0.3 million Q3 2025 impact of power purchase agreements

NASDAQ: GSM Revenue decreased 3% to $96 million driven by: • a 3% decrease in shipments primarily due to 8% decline in North America, partially offset by a 5% increase in Europe; • average selling price was flat versus the third quarter Costs deteriorated primarily due to idling in France, partially offset by improved North American cost performance SILICON METAL ADJUSTED EBITDA BRIDGE Q4-25 VS. Q3-25 ($m) 10 11.6 (0.3) 0.3 (10.7) 0.9 Q3 25 Volume Price Cost Q4 25

NASDAQ: GSM Revenue improved 12% to $104 million driven by: • 19% increased in shipments across all regions, partially offset by; • a 6% decrease in average selling price due to sales mix and lag related to index prices Costs benefited from lower costs in Spain, partially offset by idling in France SILICON BASED ALLOYS ADJUSTED EBITDA BRIDGE Q4-25 VS. Q3-25 ($m) 11 12.4 1.8 (2.5) 3.8 15.5 Q3 25 Volume Price Cost Q4 25

NASDAQ: GSM Revenue increased 10% to $93 million driven by: • 16% increase in shipments, partially offset by; • a 6% decrease in average selling price due to a lag associated with index pricing Costs positively impacted by improved performance in Norway and higher fixed costs absorption MANGANESE BASED ADJUSTED EBITDA BRIDGE Q4-25 VS. Q3-25 ($m) 12 4.4 1.2 (4.7) 7.7 8.7 Q3 25 Volume Price Cost Q4 25

NASDAQ: GSM 153.8 (19.9) (103.5) 0.1 (2.8) 27.6 FY 24 Volume Price Cost HQ & Others FY 25 FULL-YEAR RESULTS UNDERMINED BY LOW PRICES FROM WEAK DEMAND AND DUMPING 13 (in USD million, except EPS) FY 2025 FY 2024 Sales $1,335 $1,644 Raw materials & energy for prod. $(892)* $(1,031)* Raw materials / sales % 66.8%* 62.7%* Adj. EBITDA $28 $154 Adj. EBITDA margin % 2.1% 9.4% Adj. diluted EPS $(0.39) $0.28 Adjusted EBITDA bridge ($´m) * Excluding $41.9 million FY 2025 and $(4.2) million FY 2024 impact of power purchase agreements

NASDAQ: GSM FREE CASH FLOW IMPACTED BY WEAK MARKET 14 Cash flow summary ($´M) Changes in working capital Free cash flow (I) CAPEX Taxes & others Cash from operations Q4 25 $(53.2) $(7.8) $49.8 $(4.3) $(18.5) $(14.2) $18.5 $16.6 $(29.8) $20.8 $1.6 $(19.1) EBITDA Energy rebate $7.0 $15.5 • FY25 Working Capital released of $48 million driven by S&OP efforts • FY25 Cash from Operations totaled $51 million • CAPEX decreased in FY25 by $16 million compared to FY24 • Q4 Free Cash Flow was negative $19 million Q3 25 (I) Free cash flow is calculated as cash from operations less capital expenditures Note: numbers may not add due to rounding FY 25 $(72.4) $47.5 $14.5 $51.5 $(11.8) $(63.3) $108.9 $6.3 $(15.8) $243.3 $164.1 $(79.2) $61.8 $176.2 FY 24

NASDAQ: GSM SOLID BALANCE SHEET TO SUPPORT GROWTH 15 Total distributions BALANCED CAPITAL ALLOCATION Cash CAPEX Buybacks $0m in Q4-25; $4.7m in FY-25; Total $7.1m Dividend Consistency $2.6m in Q4-25; $10.5m in FY-25 Coreshell $0m in Q4-25; $7m in FY-25; Total $10m Disciplined CAPEX $13.5m in Q4-25; $62.5m in FY-25 5.2 29.8 Q3 25 Q4 25 Net debt evolution ($´m) Adjusted gross debt ($´m) 126.7 152.8 Q3 25 Q4 25 $26.1m Strategic investments Note: numbers may not add due to rounding $24.6m

NASDAQ: GSM Key Takeaways Improving cost structure and operating leverage, driven by greater production flexibility Poised for meaningful growth, following strong execution and resilience through a challenging 2025 16 Trade actions create a significantly more favorable market backdrop, positioning ferroalloys for strong improvement in 2026 Growing confidence reflected in shareholder returns, with another dividend increase and continued disciplined capital allocation

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM ADJUSTED EBITDA RECONCILIATION 19 ($ in millions) Q4 25 Q3 25 FY 25 FY 24 EBITDA (53.2) 18.5 (72.4) 127.2 Exchange differences1 (2.1) (0.6) 23.9 (13.6) Impairment (gain) loss 29.7 0.0 29.5 43.1 Restructuring and termination costs — — (1.3) (7.2) New strategy implementation — — 0.7 5.4 Subactivity — — — 3.2 PPA Energy2 40.2 0.3 41.9 (4.2) Fines inventory adjustment3 — — 5.4 — Adjusted EBITDA4 14.6 18.3 27.6 153.8 (1) Exchange differences refer to gains or losses arising from fluctuations in exchange rates when transactions are conducted in a currency other than the entity’s functional currency (2) PPA Energy refers to the fair value of energy generated under a Power Purchase Agreement (3) Fines inventory adjustment relates to related NRV impact due to cost harmonization (4) May not add due to rounding

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 20 Adjusted EBITDA Quarterly Sales $ millions Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Silicon Metal 169 204 194 161 105 130 99 96 Silicon Alloys 113 105 102 85 91 112 92 104 Mn Alloys 66 98 90 78 74 106 84 93 Other Business 44 44 49 43 37 39 37 36 Total Revenue 392 451 434 368 307 387 312 329 26 58 60 10 (27) 22 18 15 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25

NASDAQ: GSM Investor Relations Alex Rotonen Vice President, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Vice President, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com